UNOVA

2001 Report to Shareholders


02026183

BUILDING A STRONGER FUTURE

Intermec



Landis Gardner

CINCINNATI

UNOVA is an industrial technologies company headquartered in Southern California. Through its Intermec subsidiary, the Company is a global leader in automated data collection systems, wireless networks, mobile computers and radio frequency identification systems for supply-chain execution and e-commerce fulfillment. Through Lamb Machining Systems, Lamb Body and Assembly, Landis Grinding Systems, and Cincinnati Machine, the Company is a leading developer of manufacturing technologies and integrated production systems for the global automotive, aerospace and heavy equipment industries.

2001 REPORT TO SHAREHOLDERS **UNOVA (NYSE:UNA)**

The 2001 Report to Shareholders is a review of the Company's business performance in the year 2001 and management's current outlook. It also includes an overview of the Company's products, customers and markets.

Complete financial statements and management's discussion and analysis of financial condition and results of operations are contained in our annual report on Form 10-K for the year ended December 31, 2001, and proxy statement, as filed with the Securities and Exchange Commission. If you would like more detailed financial data, please refer to the information on the inside back cover of this document as to where you may obtain a copy of these reports or visit our website at *www.unova.com.*

TO OUR SHAREHOLDERS:

Since this time last year, UNOVA has completed significant changes and today is a stronger, more stable company that can better respond to market and competitive forces. We still face an uncertain economic environment, but actions taken during 2001 have increased UNOVA's ability to withstand difficult times and capitalize on future growth.

Throughout the past year, we followed three key operating principles:

- Manage assets to maximize cash resources,
- Reduce operating costs in response to projected revenue declines, and
- Continue providing customers with superb products and services to profit from an eventual upturn in the business environment.

By adhering to these principles, the turnaround effort we began in 2000 showed positive results throughout 2001.

First, we substantially increased cash generation, allowing UNOVA to reduce its net debt by $164 million and repay $90 million of securitized receivables.

Next, aggressive cost-reduction programs and improved execution helped increase segment-operating results by $63 million, despite a $300 million revenue decline. UNOVA's operations achieved a 2001 segment operating profit of $13 million in 2001 before goodwill impairment and special charges.

We have strengthened the Company for the future.

We are better able to withstand an uncertain economic climate.

Finally, UNOVA has continued to win significant market recognition for its products and underlying technologies with major commercial milestones such as alliances, large contract wins, and customer and media accolades. All are significant demonstrations of the underlying strength of UNOVA's products and people, qualities that endure in any economic environment.

Our ability to forecast results for 2002 is made difficult by the still unsettled economic climate. We believe the first half of 2002 will represent the low point of our revenue performance, followed by a recovery of undetermined strength and intensity. The actions taken to date have positioned UNOVA for market success and for profitability when the global economy and the markets we serve return to growth.

AUTOMATED DATA SYSTEMS (ADS) - INTERMEC

In the world of mobile computing, wireless networking, automated data collection and bar code label printing, Intermec is a leading supplier with a brand recognized for integrity and reliability.

Intermec made significant progress throughout the year by simplifying its organizational structure and eliminating a substantial number of administrative and supervisory positions.

Restored operational effectiveness, combined with new products, helped Intermec achieve market-share gains in key product lines. This reinforces the observations of distributors, resellers and industry analysts that Intermec is winning back market share it lost in 2000.

Intermec reinvigorated its product lines in 2001, introducing nine new products such as the EasyCoder™ 3400e printer, the 2435 wireless industrial terminal and the rugged Pocket PC® handheld Model 700. The 700 was honored as "best of show" at two major trade shows and has been nominated for two more prestigious mobile computing awards. Late in 2001, the 700 officially became Intermec's fastest selling mobile computer as sales ramped up 50 percent faster than those of its predecessor.

Sophisticated IT buyers at major industrial companies continued to select Intermec's proven wireless networking systems. In 2001, Daimler-Chrysler, Mead, Toyota, Cummins, and Nissan all selected Intermec's MobileLAN™ wireless local-area network over systems from larger network vendors. IT decision makers want the simplicity and lower total cost of ownership of a single-vendor solution in mixed-use office/industrial environments. MobileLAN's security, reliability and high-transaction throughput are as valuable in the "carpeted" areas as they are on the factory and warehouse floor.

Ecolab, Praxair and U. S. Fleet Services all selected Intermec for field service automation projects. In direct store delivery (DSD) markets, Interstate Baking, Dryers, Interstate Battery in North America, Frito-Lay subsidiaries GAMESA and Sabritas in Latin America, Coca-Cola Germany and Coca-Cola Thailand all placed substantial orders for route delivery automation. Europe's largest parcel delivery company, GeoPost, chose Intermec for a large-scale logistics automation initiative.

Intermec's technology portfolio and its capabilities attracted alliance agreements with Oracle, IBM Global Services, Aether Systems and PeopleSoft. Intermec was honored as Microsoft Corporation's Windows® OEM Embedded Partner of 2001, recognizing Intermec's commitment and innovation in handheld computers based on the Windows CE® operating system.

Intermec is a leading supplier with a brand recognized for **integrity** and **reliability.**

Innovation is an important source of market success. While Intermec's administrative costs were cut, we maintained research and development as a fixed percentage of sales. In 2001, Intermec was granted 83 patents by the U.S. Patent & Trademark office, expanding its broad portfolio to more than 600 U.S. patents.

Intermec's exciting Intellitag™ radio frequency identification (RFID) technology made significant progress despite a slowdown in pilot programs and first-generation projects. Early in 2002, the Automotive Industry Action Group adopted a new RFID tag standard that will allow manufacturers to identify and track new tires throughout the production, assembly and distribution process. Intermec's Intellitag RFID products immediately complied with this new standard. With more than 15 million vehicles produced annually in North America, tires tags could represent an important supplement to traditional market growth.

INDUSTRIAL AUTOMATION SYSTEMS

UNOVA's Industrial Automation Systems (IAS) comprises Lamb Machining Systems, Lamb Body & Assembly, and Landis Grinding Systems (collectively, Integrated Production Systems, or IPS) and Cincinnati Machine (Advanced Manufacturing Equipment, or AME).

Continuing the decline seen in 2000, IAS backlog fell an additional 35 percent in 2001, primarily because major automotive companies have either delayed or cancelled planned capital investments for new cars and trucks. Capital spending among commercial aerospace customers, already slowing by mid-2001, was further cut by the tragic events of September 11. Capacity utilization among AME's general metalworking customers remains low, delaying a recovery in new equipment orders.

Despite a revenue decline of 20 percent, IPS operating profit margins increased due to better overall contract performance and more balanced distribution of work among facilities. Because of greater vertical integration and higher fixed costs, a similar revenue decline at AME caused its operating profitability to decline significantly. Cash flow from IAS was strong as working capital was released but not recycled into new projects.

Our response to these trends was painful but necessary: IAS eliminated three business units that experienced dramatic declines and consolidated product lines into existing operations in a plan to lower operating costs. Since early 2001, IAS has reduced staffing levels in all of its North American operations by 35 percent.

We are committed to maintaining industry-leading capabilities to leverage success when the business cycle turns positive.

While bookings remain weak, we believe this trend to be a cyclical depression, not a fundamental shift in the industry. We are committed, therefore, to maintaining industry-leading capabilities to leverage our market position when the business cycle turns positive.

For the second time in three years, Lamb Technicon won the prestigious Industry Week "Technology of the Year Award," this time for Lamb's innovative intelligent fixturing system, or IFS. Intelligent fixturing could be an important future technology for customers who demand greater manufacturing flexibility.

Virtually all of Lamb Machining Systems' quotes and equipment orders in 2001 were for flexible systems. Lamb's new Bobcat horizontal hybrid-kinetic machining center, introduced in 2001, joins the Jaguar and Mach I to provide important flexible manufacturing capabilities that position Lamb as a leader in both flexible and dedicated manufacturing systems.

Lamb also introduced new systems in 2001 for machining compacted graphic iron (CGI), a new iron alloy used to make lighter-weight diesel engines for greater fuel economy and lower emissions. Lamb is the acknowledged leader in designing and building systems that can efficiently process this difficult-to-machine material.

At Cincinnati Machine, we continue to benefit from our leadership in composite manufacturing systems. Northrop Grumman and BAE selected Cincinnati Machine for systems to build composite parts of the new Joint Strike Fighter. Airbus and Alenia placed machine orders to support the A-380 super-jumbo airliner and the Euro Fighter. Airbus and Boeing have both named Cincinnati Machine as a preferred supplier.

IAS' immediate outlook depends upon a reversal of the weak backlog and bookings trends. It is our belief that our automotive customers will soon be required to make strategic capital equipment investments to remain competitive. By controlling costs, reducing excess capacity and maintaining technological leadership, IAS is now better positioned than the vast majority of its competitors. We believe IAS' global reach, strong brands and process-engineering expertise will make the competitive difference when global spending on manufacturing technology recovers.

FINANCIAL AND ASSET MANAGEMENT

A successful reversion of surplus pension assets in June 2001 contributed more than $120 million of cash that was used to reduce total debt. Our ability to generate cash in an otherwise difficult economic environment was crucial in enabling UNOVA to obtain two three-year committed credit facilities in July and a separate U.K. credit agreement in September. While we believe these instruments provide a stable financial foundation, we continue to seek alternatives with terms and conditions that are more favorable.

Another important priority is the active management of UNOVA's intangible assets, particularly an intellectual property portfolio that represents a significant future value of the Company. In May 2001, MIT's Technology Review magazine placed UNOVA among the top 20 of the world's leading computer companies based on the strength of the Company's computer-related patents.

In May 2001, we reached a confidential settlement with Compaq Computer Corporation regarding UNOVA's battery power management intellectual property. This is the third such settlement in a little more than three years.

We remain committed to the success of our businesses and will continue to take actions that we believe will increase shareholder value. Throughout the year, corporate officers and Board members made substantial open-market purchases of UNOVA stock. In February 2002, the Board of Directors approved a proposal, subject to shareholder approval, to allow UNOVA's corporate officers to receive options rather than cash for up to 50 percent of their salary and/or bonus. To date, 70 percent of corporate officers have elected to participate in this plan. Further, the Board has voted that their own retainers will be paid in UNOVA stock. These actions further align management compensation toward the objective of shareholder-value creation.

A summary of 2001 would be incomplete without mention of the retirement of three long-term corporate officers who made significant contributions. As you know, I succeeded Alton J. Brann as Chairman and CEO of UNOVA when Al retired in July. Al's technical insights and vision drove key investments, including several transactions that generated substantial shareholder wealth and created UNOVA. His leadership through both successful and challenging times built a stronger organization and provided an important foundation for our future.

Earlier in the year, Dirk Koerber, Corporate Vice President of Investor Relations, and Virginia Young, Corporate Vice President and Secretary, both retired after 28 and 36 years of service respectively. We miss their daily contributions to our business and wish them much success.

Throughout this letter, we have highlighted the encouraging progress UNOVA has made in 2001. We have strengthened the Company for the future, making it better able to withstand an uncertain economic climate. We are confident that our actions throughout 2001 made UNOVA a stronger, more efficient company. We will continue to focus on our key principles — cash generation, near-term cost control and solid performance in meeting customer needs – to capitalize on eventual improvements in market conditions.



Larry D. Brady,
Chairman and Chief Executive Officer
March 12, 2002

ANNUAL MEETING

The annual meeting of shareholders will be held at 1:00 p.m. on Tuesday, May 7, 2002, at the Woodland Hills Hilton and Towers at Warner Center, 6360 Canoga Avenue, Woodland Hills, CA 91367

TRANSFER AGENT / REGISTRAR

Inquiries about shareholder accounts or stock transfer may be directed to:

Mellon Investor Services, LLC
85 Challenger Road
Ridgefield Park, NJ 07660
(888) 216-7265
Fax: 201-329-8960
Foreign Shareholders: (201) 329-8660
www.melloninvestor.com

SHAREHOLDER PUBLICATIONS

In addition to the annual report, UNOVA, Inc. makes available copies of its proxy statement, Form 10-K and 10-Q reports.

These publications may be obtained from the Securities and Exchange Commission on the Internet at www.sec.gov, on the UNOVA website, or at no charge from:

Investor Relations
UNOVA, Inc.
21900 Burbank Boulevard
Woodland Hills, CA 91367-7456
Phone: (818) 992-2872
Fax: (818) 992-2649
E-Mail: *invest@unova.com*

Certain forward-looking statements in this report (as defined by Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934) relate to matters that are not historical facts. They include, but are not limited to, statements about the demand for the Company's products and services, the Company's ability to continue to reduce its costs in line with projected revenues, the Company's ability to better respond to market and competitive forces, management's belief that the Company has been strengthened and is better positioned to withstand economic uncertainties and competitive actions, the Company's ability to obtain contracts and grow market share for new automotive or aerospace capital equipment, the Company's ability to obtain orders for its RFID tags for use in tire-tracking applications. Such forward-looking statements involve and are dependent upon certain risks and uncertainties. These include, but are not limited to, the following which are beyond the Company's control: the presence of competitors with greater financial and other resources; changes in capital-investment trends from automotive and commercial aircraft manufacturers and suppliers; technological changes and developments; willingness of automotive companies to use RFID as a technology to track tires on new vehicles; improved global economic conditions; operating risks associated with international activities; and other risks and uncertainties described more fully in the Company's filings with the Securities and Exchange Commission.

CORPORATE HEADQUARTERS

UNOVA, Inc.
21900 Burbank Boulevard
Woodland Hills, California
91367-7456

Phone: (818) 992-3000
Fax: (818) 992-2848
E-mail: *invest@unova.com*
Internet: *www.unova.com*

MAJOR OFFICES

AUTOMATED DATA SYSTEMS

Intermec Technologies Corporation
6001 36th Avenue West
Everett, Washington 98203-9280
Phone: (800) 347-2636 or
(425) 348-2600
Fax: (425) 355-9551
Internet: *www.intermec.com*

Intermec International Inc.
(European Headquarters)
Sovereign House - Vastern Road
Reading RG1 8BT, England
Phone: 011-44-118-987-9400
Fax: 011-44-118-987-9401

Intermec - Cedar Rapids Operations
550 Second Street S.E.
Cedar Rapids, Iowa 52401
Phone: (800) 452-2757 or
(319) 369-3100
Fax: (319) 369-3453

Intermec - Media Products
9290 LeSaint Drive
Fairfield, Ohio 45014-5454
Phone: (800) 227-9947 or
(513) 874-5882
Fax: (800) 227-1707

Intermec - Printers/Europe
Box 123
SE-431 22 Mölndal, Sweden
Phone: 011-46-31-86-96-06
Fax: 011-46-31-86-96-07

INDUSTRIAL AUTOMATION SYSTEMS

Lamb Technicon Machining Systems
5663 E. Nine Mile Road
Warren, Michigan 48091-2593
Phone: (586) 497-6000
Fax: (586) 497-6216
Internet: *www.lambtech.com*

Honsberg Lamb
Hastener Strasse 22-26
D-42855 Remscheid, Germany
Phone: 011-49-21-91-898-0
Fax: 011-49-21-91-898-398
Internet: *www.honsberg-lamb.de*

Lamb Technicon - UK
Hampstead Avenue, Mildenhall
Suffolk IP28 7RE, England
Phone: 011-44-163-858-2200
Fax: 011-44-163-871-7641
Internet: *www.lambtech.co.uk*

Cincinnati Machine
4701 Marburg Avenue
Cincinnati, Ohio 45209-1025
Phone: (513) 841-8100
Fax: (513) 841-8991
Internet: *www.cinmach.com*

Cincinnati Machine U.K. Ltd.
Kingsbury Road
Birmingham B24 OQU, England
Phone: 011-44-121-351-3821
Fax: 011-44-121-313-5379
Internet: *www.cinmach.co.uk*

Lamb Technicon Body & Assembly Systems
29700 Commerce Boulevard
Chesterfield Township, Michigan 48051
Phone: (586) 749-2000
Fax: (586) 749-4000

Landis Grinding Systems
20 E. 6th Street
Waynesboro, Pennsylvania 17268-2050
Phone: (717) 762-2161
Fax: (717) 765-5143
Internet: *www.landisgardner.com*

Landis Lund
Cross Hills, Keighley
West Yorkshire BD20 7SD, England
Phone: 011-44-1-535-633-211
Fax: 011-44-1-535-635-493
Internet: *www.landis-lund.co.uk*